Exhibit 99.1

News Release

Intec Pharma to Participate in the 19th Annual Rodman & Renshaw Global Investment Conference

JERUSALEM (September 8, 2017) – Intec Pharma Ltd. (NASDAQ and TASE: NTEC) today announced that management will participate in the 19th Annual Rodman & Renshaw Global Investment Conference to be held September 10-12, 2017 at the Lotte New York Palace Hotel in New York City.

Date and Time of Presentation: Tuesday, September 12, 2017 at 3:00 p.m. Eastern time

Venue: Lotte New York Palace Hotel

Format: Company presentation

Presenter: Jeffrey A. Meckler, Chief Executive Officer of Intec Pharma

Mr. Meckler’s presentation will be webcast live and can be accessed on the Investor Relations section of the Company’s website at www.intecpharma.com.

About Intec Pharma Ltd.

Intec Pharma is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company’s Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company’s product pipeline includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, and AP-CBD/THC, an Accordion Pill with the two primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC), which is being developed for various indications including low back neuropathic pain and fibromyalgia.

Contacts:

Jeffrey A. Meckler

Chief Executive Officer

Intec Pharma Ltd.

646-374-8050

jeffrey@intecpharma.com

Anne Marie Fields

Senior Vice President

LHA Investor Relations

212-838-3777

afields@lhai.com

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